Board of Director
Power of the Dream Ventures, Inc.

Dear Board Members,

Effective immediately I hereby resign my position as Chief Accounting Officer of Power of the Dream Ventures, Inc. My resignation is not because of any disagreement with the company.

I wish Power of the Dream Ventures much continued success.

Dated: October 19, 2012

/s/ Szilvia Toth
Szilvia Toth
Vice President
Power of the Dream Ventures, Inc.